EXHIBIT 99.1

Titan Medical to Participate at the Society of Robotic Surgery Annual Meeting

TORONTO, June 23, 2022 (GLOBE NEWSWIRE) -- Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company focused on the development and commercialization of innovative surgical technologies for single access robotic-assisted surgery (RAS), today announced its participation at this year’s Society of Robotic Surgery (SRS) Annual Meeting.

On Thursday, June 30, 2022 Chris Seibert, Titan’s Vice President of Upstream Marketing, will participate on a panel featuring executives from companies recognized for promising technology platforms in robotic surgery entitled “Emerging and Novel Robotic Platforms.” Additionally, Mr. Seibert will deliver a presentation introducing Titan Medical during the plenary session entitled “Future Surgical Robots” on Sunday, July 3, 2022. The 2022 SRS annual meeting will take place June 30 - July 3, 2022 in Orlando, Florida.

“Titan is pleased to participate in the Society of Robotic Surgery Annual Meeting and be recognized among emerging and novel robotic platforms. We are excited to share our vision and provide details on our innovative single access platform to clinical and industry experts at this multidisciplinary robotic surgery event,” said Chris Seibert, Vice President of Upstream Marketing. “This forum is an excellent way to showcase the advancements in robotic assisted surgery (RAS) technology and to share how Titan plans to be a leader in single access RAS.”

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario and with operations in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance, and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements, including, without limitation, references to: the company’s focus on the design and development of surgical technologies for robotic single access surgery; the company’s plans to participate at the SRS Annual Meeting; the Enos system providing a surgical experience that imitates real-life movements; and the company’s intention to initially pursue gynecologic surgical indications with the Enos system. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Report for the fiscal year ended December 31, 2021, which may be viewed at www.sedar.com and at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contact
Kristen Galfetti
Vice President, Investor Relations & Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com

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